FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS INVESTMENTS, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) <u>Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest</u>.

   a) <u>WPS Investments, LLC</u> is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. At December 31, 2004, WPS Investments is owned 36.36% by Wisconsin Public Service, 10% by Upper Peninsula Power, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2004, WPS Investments owned approximately a 22.64% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

   Subsidiaries of WPS Investments consist of the following:

   i) <u>American Transmission Company LLC</u> is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

   ii) <u>Guardian Pipeline, LLC</u> is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Statistics set forth in the answer to this item are as of December 31, 2004.

a) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,900 miles of transmission lines, 100 wholly owned transmission substations, and 360 jointly owned transmission substations.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

Not Applicable

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

Not Applicable

LIST OF EXHIBITS

Exhibit A-6   Balance Sheet at December 31, 2004, and Statements of Income of American
Transmission Company LLC for the year ended December 31, 2004.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2005.

WPS INVESTMENTS, LLC

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /s/ Barth J. Wolf
           Barth J. Wolf
           Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Investments, LLC
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


American Transmission Company LLC
Balance Sheet
December 31, 2004
(in thousands)
Unaudited

	2004
ASSETS	
Transmission and General Plant	
Property Plant & Equipment	$1,521,441
Less Accumulated Depreciation	(589,096)
	932,345
Construction Work in Progress	207,975
Net Transmission and General Plant	1,140,320
Current Assets	
Cash and Cash Equivalents	164
Accounts Receivable	27,199
Other Current Assets	2,829
Total Current Assets	30,192
Regulatory and Other Assets	
Regulatory Assets	3,014
Other Assets	10,387
Total Regulatory and Other Assets	13,401
Total Assets	$1,183,913
MEMBERS' EQUITY AND LIABILITIES	
Capitalization	
Members' Equity	$536,774
Long-term Debt	448,483
Total Capitalization	985,257
Current Liabilities	
Accounts Payable	59,731
Accrued Liabilities	37,582
Short-term Debt	58,361
Current Portion of Advances Under Interconnection Agreements	36,618
Total Current & Accrued Liabilities	192,292
Long-term Liabilities	6,364
Total Members' Equity and Liabilities	$1,183,913

American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2004
(in thousands)
Unaudited

	2004
Operating Revenues	
Transmission Service Revenue	$261,763
Other Operating Revenue	800
Total Operating Revenues	262,563
Operating Expenses	
Operations and Maintenance	107,736
Depreciation and Amortization	46,636
Taxes Other Than Income	3,358
Total Operating Expenses	157,730
Operating Income	104,833
Other Income	
Other Income (Expense), net	(78)
Allowance for Equity Funds Used During Construction	3,136
Total Other Income	3,058
Earnings Before Interest and Tax	107,891
Interest Expense	
Interest Expense	32,439
Allowance for Borrowed Funds During Construction	(2,494)
Net Interest Expense	29,945
Earnings Before Taxes	$77,946